                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           Notification of Late Filing

                                                Commission File Number 0-26238

(Check One)
|_| Form 10-K and Form 10-KSB |_| Form 11-K
|_| Form 20-F |X| Form 10-Q and 10-QSB |_| Form N-SAR

         For period ended October 31, 1998

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-P
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

         For the transition period ended
                                         ------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
        ---------------------------------------------------------------------


                         Part I - Registrant Information

                    The Source Information Management Company
                            (Full name of registrant)

                             11644 Lilburn Park Road
                     (Address of principal executive office)

                            St. Louis, Missouri 63146
                           (City, State and Zip Code)


                       Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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         |_| (c) The accountant's statement or other exhibit required by Rule
12b-25 has been attached if applicable.


                              Part III - Narrative

         The Company is unable to timely file its report on Form 10-QSB for the quarter ended October 31, 1998, because the Company sustained smoke and water damage to its facilities and computer equipment at its headquarters on Saturday, December 12, 1998 due to a fire on the premises. The report on Form 10-QSB has not been able to be completed without unreasonable effort and expense. The Company expects to file its third quarter report on Form 10-QSB not later than December 22, 1998.


                           Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

                    W. Brian Rodgers                    (314) 995-9040
                         (Name)                       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          |X| Yes  |_| No

         (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |X| Yes  |_| No
         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Source Information Management Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 15, 1998           By: /s/ W. Brian Rodgers
                                       --------------------
                                       W. Brian Rodgers, Chief Financial Officer


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                    THE SOURCE INFORMATION MANAGEMENT COMPANY

                                                                      UNAUDITED STATEMENTS OF OPERATIONS

                                                   Three Months Ended            Nine Months Ended
                                                       October 31,                   October 31,
                                             ---------------------------   -----------------------------
                                                  1998         1997            1998             1997
--------------------------------------------------------------------------------------------------------
Service Revenues                             $ 3,960,409    $2,943,766     $11,136,199       $8,411,782
Cost of Service Revenues                       1,651,341     1,522,201       4,797,247        4,406,778
--------------------------------------------------------------------------------------------------------
Gross Profit                                   2,309,068     1,421,565       6,338,952        4,005,004
Selling, General and Administrative
  Expense                                        612,701       536,058       1,832,621        1,598,231
--------------------------------------------------------------------------------------------------------
Operating Income                               1,696,367       885,507       4,506,331        2,406,773
--------------------------------------------------------------------------------------------------------
Other Income (Expense)
            Interest income                       11,991         1,198          22,270           14,860
            Interest expense                     (46,108)     (192,494)       (264,986)        (680,245)
            Other                                 (3,244)      (20,955)         (9,194)         (61,579)
--------------------------------------------------------------------------------------------------------
Total Other Income (Expense)                     (37,361)     (212,251)       (251,910)        (645,964)
--------------------------------------------------------------------------------------------------------
Income Before Income Taxes                     1,659,006       673,256       4,254,421        1,751,809
Income Tax Expense                               700,000       296,000       1,778,000          785,000
--------------------------------------------------------------------------------------------------------
Net Income                                   $   959,006    $  377,256     $ 2,476,421       $  966,809
--------------------------------------------------------------------------------------------------------

Earnings per Share
      Basic                                  $       .10    $      .06     $       .28       $      .14
--------------------------------------------------------------------------------------------------------
      Diluted                                $       .10    $      .06     $       .27       $      .14
--------------------------------------------------------------------------------------------------------

Weighted Average of Shares Outstanding
      Basic                                    9,586,239     6,535,980       8,783,125        6,064,476
--------------------------------------------------------------------------------------------------------
      Diluted                                 10,030,461     6,724,638       9,247,799        6,147,243
--------------------------------------------------------------------------------------------------------



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SERVICE REVENUES

         Increased retailer participation in the Advance Pay Program, the acquisitions of Mike Kessler and Associates, Inc. ("MKA") and Periodical Concepts and the growth in subscriptions to PIN contributed to an increase in Service Revenues during both the quarter and the nine month period ended October 31, 1998 of approximately $1,017,000, or 35%, and $2,724,000, or 32%, respectively, over the comparable periods in fiscal 1998. The acquisition of MKA had little impact on the comparison between the quarter ended October 31, 1998 and the quarter ended October 31, 1997 since it was acquired on May 30, 1997. Of the total, claims, PIN and Advance Pay Program revenues increased approximately $599,000, or 23%, and $1,881,000, or 25%, respectively, over the comparable periods in fiscal 1998. Revenue from front-end management services increased from $287,000 for the quarter ended October 31, 1997 to $705,000 for the quarter ended October 31, 1998, or 146%, and from $982,000 for the nine month period ended October 31, 1997 to $1,825,000 for the nine month period ended October 31, 1998, or 159%. This growth resulted from an increase in the number of reconfiguration programs undertaken by the Company on behalf of its retailer clients. Historically, front-end management revenues have fluctuated as a result of a variety of factors including the number and magnitude of reconfiguration programs undertaken by the Company's retailer clients and the timely shipping of front-end merchandising fixtures by manufacturers. Consequently, variations in the timing and amounts of front-end management revenues could have a material positive or negative effect on the Company's operating results of any given quarter.

COST OF SERVICE REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ("TOTAL COSTS")

         Despite a 34% increase in Service Revenues for the quarter ended October 31, 1998, Total Costs increased only $206,000, or 10%, over the third quarter of the prior year. The acquisition of Periodical Concepts (PC2) led to increased costs in amortization, wages and other expenses of approximately $88,000. Consulting expenses increased approximately $40,000 over the comparable period of the prior year due to valuation services utilized and for fees paid to financial and business consultants. Travel and entertainment expenses increased over the same quarter in the prior year by approximately $26,000 and $20,000, respectively. An increase in rental rates and the addition of another office caused rent expense to increase over the prior year's third quarter by approximately $16,000. Moving expenses were approximately $9,000 during this quarter due to the relocation of several employees compared to no moving expense in the prior year. Lastly, the expenses for meetings and seminars increased approximately $14,000 over the prior year's third quarter.

         The year-to-date expenses also increased at a rate lower than revenues. Despite a 32% increase in Service Revenues for the nine month period ended October 31, 1998, Total Costs increased only $658,000, or 11%, over the first nine months of the prior year. The acquisition of PC2 led to increased costs in amortization, wages and other expenses of approximately $88,000. The acquisition of Mike Kessler and Associates, Inc. (MKA) led to increased costs, including wages, amortization and rent of approximately $105,000. Wages, other than MKA's and PC2's employees, increased approximately $99,000 over the same period of last year, due primarily to increases in employee compensation. Consulting expenses increased approximately $129,000 over the comparable period of the prior year due to valuation services utilized and for fees paid to financial and business consultants. Approximately $38,000 more bonus expense was accrued during the first nine months of this year than last year. Equipment leases, telephone expenses, depreciation and rent increased $18,000, $22,000, $24,000 and $28,000, respectively, over the first nine months of the prior year. Travel and entertainment expenses also increased over the prior year by $28,000 and $34,000, respectively. Additionally, costs for personal property taxes increased approximately $20,000 due to filing 1996, 1997 and 1998 North Carolina returns during this fiscal year. Moving expenses were approximately $20,000 during this year due to the relocation of several employees compared to no moving expense in the prior year. Expenses related to seminars and meetings increased approximately $26,000. However, bad debt expense decreased approximately $82,000 from last year to partially offset these increases.

INTEREST EXPENSE

         Interest Expense decreased for the quarter and the nine month period ended October 31, 1998 by $146,000 and $343,000, respectively, compared to the quarter and nine month period ended October 31, 1997. $4,213,000 of the net proceeds from the Company's public offering of Common Stock on June 19, 1998 was


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used to temporarily reduce the balance under the Company's credit facility.
Additionally, as the Advance Pay Program matures, it becomes increasingly funded by collections under the Program rather than by borrowings.

INCOME TAX EXPENSE

         The effective income tax rates for the three months and nine months ended October 31, 1998 were 42.2% and 41.8%, respectively. These rates varied from the statutory rate due to expenses not deductible for income tax purposes. Such non-deductible expenses include meals and entertainment, goodwill amortization, and officers' life insurance premiums.